==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549


                                  FORM 11-K

                                ANNUAL REPORT

                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934


(Mark One):

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the plan year ended December 31, 1995

                                      OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the transition period from _______ to _______

Commission file number 1-8059

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               GETTY PETROLEUM CORP.
               RETIREMENT AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               GETTY PETROLEUM CORP.
               125 Jericho Turnpike
               Jericho, New York   11753


==============================================================================

                             REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

     1.   Financial Statements:

               Report of Independent Accountants

               Statements of Net Assets Available for Plan
                Benefits as of December 31, 1995 and 1994

               Statement of Changes in Net Assets Available for
                Plan Benefits for the year ended December 31, 1995

               Notes to Financial Statements

          Supplemental Schedules:

               Schedule of Assets Held for Investment Purposes as
                of December 31, 1995

               Schedule of Reportable Transactions for the year
                ended December 31, 1995

     2.   Exhibits:  None

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                        GETTY PETROLEUM CORP.
                                         RETIREMENT AND
                                         PROFIT SHARING PLAN


Dated:  June 20, 1996

                                        By:  Getty Petroleum Corp.
                                             Retirement Plan Committee
                                             Plan Administrator



                                        By:  /s/ Leo Liebowitz
                                             -------------------------
                                             Leo Liebowitz



                                        By:  /s/ Milton Safenowitz
                                             -------------------------
                                             Milton Safenowitz



                                        By:  /s/ Samuel M. Jones
                                             -------------------------
                                             Samuel M. Jones

                            GETTY PETROLEUM CORP.
                      RETIREMENT AND PROFIT SHARING PLAN

                             Financial Statements

                       as of December 31, 1995 and 1994
                   and for the year ended December 31, 1995

                        INDEX TO FINANCIAL STATEMENTS
                        -----------------------------

                                                                  PAGE
                                                                 -------

Report of Independent Accountants                                 2 - 3

Financial Statements:
 Statements of Net Assets Available for Plan Benefits
  as of December 31, 1995 and 1994                                  4

 Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 1995                     5

 Notes to Financial Statements                                    6 - 10

Supplemental Schedules:
 Schedule G (Form 5500), Part I - Schedule of Assets Held
                                  for Investment Purposes as
                                  of December 31, 1995              *

 Schedule G (Form 5500), Part V - Schedule of Reportable
                                  Transactions for the year
                                  ended December 31, 1995           *



*Refer to Schedule G of Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the plan year ended December 31, 1995 which material is incorporated herein by reference.

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------

To the Retirement Committee of the Getty Petroleum
  Corp. Retirement and Profit Sharing Plan:

     We have audited the financial statements of the Getty Petroleum Corp. Retirement and Profit Sharing Plan, as listed in the accompanying index on page 1. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of

Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Coopers & Lybrand L.L.P.
New York, New York
June 4, 1996.


                                                       GETTY PETROLEUM CORP.
                                                 RETIREMENT AND PROFIT SHARING PLAN
                                        Statements of Net Assets Available for Plan Benefits
                                                      as of December 31, 1995
                                                           (in thousands)

                                                                        1995
                           -------------------------------------------------------------------------------------------------------
                             Fund A    Fund B    Fund C    Fund D    Fund E    Fund F    Fund G     Loans   In-Transit       Total
- ----------------------------------------------------------------------------------------------------------------------------------
Assets:
 Investments, at fair
   value (Note 3)           $14,899    $1,604    $1,511       $55       $52       $77      $174    $    -       $    -     $18,372

 Employee loans                   -         -         -         -         -         -         -       139            -         139

Contributions
 receivable:
   Employer                     119        19        17         2         4         8         7         -            -         176
   Employee                      81         9         9         -         2         5         2         -            -         108
                            -------    ------    ------    ------    ------    ------    ------    ------       ------     -------
                                200        28        26         2         6        13         9         -            -         284

Cash                              -         -         1         -         -         -         -         -           22          23
                            -------    ------    ------    ------    ------    ------    ------    ------       ------     -------

Net assets available
 for plan benefits          $15,099    $1,632    $1,538       $57       $58       $90      $183      $139          $22     $18,818
                            =======    ======    ======    ======    ======    ======     =====    ======       ======    ========


                            GETTY PETROLEUM CORP.
                      RETIREMENT AND PROFIT SHARING PLAN
             Statements of Net Assets Available for Plan Benefits
                           as of December 31, 1994
                                (in thousands)


                                            1994
                            -------------------------------------
                             Fund A    Fund B    Fund C     Total
- ------------------------------------------------------------------
Assets:
 Investments, at fair
   value (Note 3)           $14,995    $1,214    $1,320   $17,529

 Employee loans                   -         -         -         -

Contributions
 receivable:
   Employer                     118         8        14       140
   Employee                      78         7         8        93
                             ------    ------    ------    ------
                                196        15        22       233

Cash                              -         -         1         1
                             ------    ------    ------    ------

Net assets available
 for plan benefits          $15,191    $1,229    $1,343   $17,763
                            =======    ======    ======   =======


                           See accompanying notes.



                                                      GETTY PETROLEUM CORP.
                                                RETIREMENT AND PROFIT SHARING PLAN
                                 Statement of Changes in Net Assets Available for Plan Benefits
                                               for the year ended December 31, 1995
                                                          (in thousands)

                             Fund A    Fund B    Fund C    Fund D    Fund E    Fund F    Fund G     Loans   In-Transit       Total
- ----------------------------------------------------------------------------------------------------------------------------------
Contributions:
 Employer                      $352       $44       $44        $2        $7       $20       $11    $    -       $    -        $480
 Employee                       793        84        81         2         8        25         8         -            -       1,001
                             ------    ------    ------    ------    ------    ------    ------    ------       ------      ------
                              1,145       128       125         4        15        45        19         -            -       1,481
                             ------    ------    ------    ------    ------    ------    ------    ------       ------      ------

Rollovers                         3         -         -         -         -         -         -         -            -           3

Investment income:
 Interest and dividend
   income                     1,085        49         4         3         3         2         4         6            3       1,159
 Net appreciation of
   investments                    -       330       200         -         -         1         9         -            -         540
                             ------    ------    ------    ------    ------    ------    ------    ------       ------      ------
                              1,085       379       204         3         3         3        13         6            3       1,699
                             ------    ------    ------    ------    ------    ------    ------    ------       ------      ------

Transfers from (to)
 other funds, net              (197)     (104)     (134)       50        40        42       151       133           19           -
                             ------    ------    ------    ------    ------    ------    ------    ------       ------      ------

Withdrawals                  (2,128)        -         -         -         -         -         -         -            -      (2,128)
                             ------    ------    ------    ------    ------    ------    ------    ------       ------      ------

Net additions (reductions)      (92)      403       195        57        58        90       183       139           22       1,055


Net assets available for
 plan benefits as of
 January 1, 1995             15,191     1,229     1,343         -         -         -         -         -            -      17,763
                             ------    ------    ------    ------    ------    ------    ------    ------       ------      ------


Net assets available for
 plan benefits as of
 December 31, 1995          $15,099    $1,632    $1,538       $57       $58       $90      $183      $139          $22     $18,818
                            =======    ======    ======    ======    ======    ======    ======    ======       ======     =======


                                                     See accompanying notes.

                                                               -5-

                            GETTY PETROLEUM CORP.
                      RETIREMENT AND PROFIT SHARING PLAN
                        Notes to Financial Statements

1.  Description of Plan
    -------------------

     The following brief description of the Getty Petroleum Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Petroleum Corp. (the "Company"), who have completed one year of service, except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 1987, the Plan was amended to provide for the benefits available under Section 401(k) of the Internal Revenue Code.

     Employees may make voluntary contributions to the Plan in an amount up to 6% of their compensation and the Company matches an amount equal to 50% of such employee contributions. Under the Plan, employees may make additional contributions amounting to 9% of compensation which are not matched by the Company. The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

     Contributions to the Plan may be invested in seven available investment funds allocated in multiples of 5% at the election of the employee as follows:

     Fund A, The Fixed Income Investment Fund, consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year (7.45% and 7.5% average interest rates for the years ended December 31, 1995 and 1994, respectively).

     Fund B, The Core Equity Fund, holds units in the MassMutual Value Equity Fund, a MassMutual Institutional Fund, which invests in stocks of large U.S. companies. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return.

     Fund C, The Getty Petroleum Corp. Common Stock Fund, consists entirely of common stock of the Company and is not guaranteed as to either principal or a stated rate of investment return. The Fund is administered by the Company.

                            GETTY PETROLEUM CORP.
                      RETIREMENT AND PROFIT SHARING PLAN
                   Notes to Financial Statements, Continued

     Funds D through G are four Destiny Asset Allocation Funds which were added to the Plan in April 1995. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and All Equity has its own investment strategy and risk characteristics. The Destiny Funds are pooled separate investment accounts and are managed by Massachusetts Mutual by allocating the investments of each Fund, within targeted ranges, among a series of six MassMutual Institutional Funds. The MassMutual Institutional Funds include an international stock fund, a small U.S. stock fund, a large U.S. stock fund, an intermediate bond fund, a short-term bond fund and a cash fund. The Destiny Funds are not guaranteed as to either principal or a stated rate of return.

     Fund D, The Conservative Fund, is invested primarily in domestic common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

     Fund E, The Moderate Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

     Fund F, The Aggressive Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

     Fund G, The All Equity Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks.

     Under a loan provision, which became effective in April 1995, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the Plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may not be repaid before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

     Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by
the Internal Revenue Code.   Employees may withdraw their voluntary
contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future

                            GETTY PETROLEUM CORP.
                      RETIREMENT AND PROFIT SHARING PLAN
                   Notes to Financial Statements, Continued

contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

     Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

               Years of Service                Percent Vested
               ----------------                --------------
               2 years                               20%
               3 years                               40
               4 years                               60
               5 years                               80
               6 or more years                      100

     Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

2.  Summary of significant accounting policies
    ------------------------------------------

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

     The investments in the Fixed Income Investment Fund, the Core Equity Fund and the Destiny Asset Allocation Funds are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund is valued at published market prices.

     The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

     Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

                            GETTY PETROLEUM CORP.
                      RETIREMENT AND PROFIT SHARING PLAN
                   Notes to Financial Statements, Continued

3.  Investments
    -----------

     The following summarizes the Plan's investments as of December 31, 1995 and 1994 (in thousands):

                                        1995                   1994
                               -----------------------  ----------------------
                                           Historical              Historical
                               Fair Value     Cost      Fair Value     Cost
- ------------------------------------------------------------------------------
Fund A:
 Fixed Income Investment
  Fund (*)                       $14,899     $14,899     $14,995     $14,995

Fund B:
 Core Equity
  Fund (*)                         1,604         997       1,214         864

Fund C:
 Getty Petroleum Corp.,
  Common Stock,
  $.10 par value (**)              1,511       1,703       1,320       1,722

Fund D:
 Destiny Asset Allocation
  Fund - Conservative (*)             55          52           -           -

Fund E:
 Destiny Asset Allocation
  Fund - Moderate (*)                 52          50           -           -

Fund F:
 Destiny Asset Allocation
  Fund - Aggressive (*)               77          73           -           -

Fund G:
 Destiny Asset Allocation
  Fund - All Equity (*)              174         161           -           -
                                 -------     -------     -------     -------
                                 $18,372     $17,935     $17,529     $17,581
                                 =======     =======     =======     =======

(*)Fair value determined by Massachusetts Mutual.

                            GETTY PETROLEUM CORP.
                      RETIREMENT AND PROFIT SHARING PLAN
                   Notes to Financial Statements, Continued

(**) The market value of the Company's common stock was $13.375 per share and $11.625 per share as of December 31, 1995 and 1994, respectively. As of June 4, 1996, the market value of the Company's common stock was $14.00 per share.

4.  Termination Priorities
    ----------------------

     While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status
    -----------------

     In 1993, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code. Since that date, the Plan has been amended to provide for participant loans and additional investment options. Although the Plan has not reapplied for qualification, the Plan continues to believe that it is not subject to federal income taxes.

6.  Reconciliation to Form 5500
    ---------------------------

     In accordance with generally accepted accounting principles, the Plan has not recorded a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500. As of December 31, 1995 and 1994, the benefit claims payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan was $- and $281,692, respectively.

7.  Proposed Spin-off
    -----------------

     On March 13, 1996, the Company announced that it intends to spin-off its petroleum marketing business to its shareholders on a tax-free basis. The Company would retain its real estate business and lease most of its properties on a long-term net basis to the new company, which will be called "Getty Petroleum Marketing Inc." Getty Petroleum Corp. would change its name to "Getty Realty Corp."

     The spin-off is subject to obtaining a favorable tax ruling from the Internal Revenue Service. The proposed transaction is expected to be completed later this year. Each shareholder of Getty Petroleum Corp. would receive a pro rata share of Getty Petroleum Marketing Inc. for each share of Getty Petroleum Corp. The exchange ratio has not yet been determined.

                            SUPPLEMENTAL SCHEDULES

                                                       GETTY PETROLEUM CORP.
                                                 RETIREMENT AND PROFIT SHARING PLAN
                                                           1995 FORM 5500

                                            SCHEDULE G - PART V - SCHEDULE OF REPORTABLE
                                         TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995
                                                           (in thousands)

         (a)                  (b)                 (c)         (d)     (e)         (f)           (g)          (h)             (i)
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           CURRENT
                                                                                EXPENSE                 VALUE OF ASSET
     IDENTITY OF         DESCRIPTION OF         PURCHASE    SELLING  LEASE   INCURRED WITH    COST OF   ON TRANSACTION    NET GAIN
    PARTY INVOLVED           ASSET                PRICE      PRICE   RENTAL   TRANSACTION      ASSET         DATE         OR (LOSS)
- ------------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS          DEPOSITS AND TRANSFERS
MUTUAL LIFE            INTO THE FIXED INCOME      $3,193                                                     $3,193
INSURANCE COMPANY      INVESTMENT FUND


MASSACHUSETTS          DISBURSEMENTS AND
MUTUAL LIFE            TRANSFERS OUT OF                     $4,374                            $4,374         $4,374
INSURANCE COMPANY      THE FIXED INCOME
                       INVESTMENT FUND


                                  GETTY PETROLEUM CORP.
                            RETIREMENT AND PROFIT SHARING PLAN
                                      1995 FORM 5500

                    SCHEDULE G - PART I - SCHEDULE OF ASSETS HELD FOR
                       INVESTMENT PURPOSES AS OF DECEMBER 31, 1995
                                      (in thousands)



(a)           (b)                               (c)                   (d)          (e)
- ------------------------------------------------------------------------------------------
                                      DESCRIPTION OF INVESTMENT
                                      INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,    RATE OF INTEREST, COLLATERAL,             CURRENT
      LESSOR, OR SIMILAR PARTY        PAR, OR MATURITY VALUE          COST       VALUE
- ------------------------------------------------------------------------------------------
1 (*) MASSACHUSETTS MUTUAL LIFE       FIXED INCOME INVESTMENT
      INSURANCE COMPANY               FUND                          $14,899     $14,899

2 (*) MASSACHUSETTS MUTUAL LIFE       CORE EQUITY FUND
      INSURANCE COMPANY                                                $997      $1,604

3 (*) GETTY PETROLEUM CORP.           COMMON STOCK,
                                      $.10 PAR VALUE                 $1,703      $1,511

4 (*) MASSACHUSETTS MUTUAL LIFE       DESTINY ASSET ALLOCATION
      INSURANCE COMPANY               FUND - CONSERVATIVE               $52         $55

5 (*) MASSACHUSETTS MUTUAL LIFE       DESTINY ASSET ALLOCATION
      INSURANCE COMPANY               FUND - MODERATE                   $50         $52

6 (*) MASSACHUSETTS MUTUAL LIFE       DESTINY ASSET ALLOCATION
      INSURANCE COMPANY               FUND - AGGRESSIVE                 $73         $77

7 (*) MASSACHUSETTS MUTUAL LIFE       DESTINY ASSET ALLOCATION
      INSURANCE COMPANY               FUND - ALL EQUITY                $161        $174

8 (*) PARTICIPANT LOANS               LOANS TO PLAN PARTICIPANTS
                                      WITH MATURITY DATES THROUGH
                                      2010, BEARING INTEREST
                                      FROM 9.75 % TO 10.0 % AND SECURED
                                      BY THE PARTICIPANT'S VESTED
                                      ACCOUNT BALANCE                  $  -        $139


(*) DENOTES PARTY IN INTEREST.